Exhibit 7.01
September 29, 2010
Board of Directors of
AMREP Corporation
300 Alexander Park
Suite 204
Princeton, NJ 08540
Dear Sirs:
Reference is made to my September 8, 2010 letter setting forth the basis upon which I proposed to acquire the outstanding stock of AMREP Corporation that I do not own. In light of the current level of the stock price, and in deference to the views about my proposal expressed by certain stockholders, I have decided to withdraw and not pursue my proposal at this time.
I look forward to continuing to work with my fellow Board members in the best interests of AMREP’s stockholders.
Sincerely,
/s/ Nicholas G. Karabots
Nicholas G. Karabots